# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tile Shop Holdings, Inc., CIK 0001552800
CUSIP: 88677Q109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 14000 Carlson Parkway, Plymouth, Minnesota (MN), 55441
Date of event which requires filing of this statement: 12/18/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000904454-23-000150
Filed by CIK 0001843281

## Reporting persons
- Monomoy Capital Partners IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Monomoy Capital Partners IV Parallel, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Monomoy General Partner IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Monomoy Ultimate GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Monomoy Ultimate GP Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Daniel Collin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Justin Hillenbrand: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Tile Shop Holdings, Inc.
Address of issuer's principal executive offices: 14000 Carlson Parkway, Plymouth, Minnesota 55441

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being filed jointly by the Reporting Persons (as defined below) in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Monomoy Capital Partners IV, L.P. ("MCP IV")
Monomoy Capital Partners IV Parallel, L.P. ("MCP IV Parallel")
Monomoy General Partner IV, L.P. ("GP IV")
Monomoy Ultimate GP II, LLC ("Ultimate GP II")
Monomoy Ultimate GP Holdings, LLC ("Ultimate GP Holdings")
Daniel Collin
Justin Hillenbrand (together with Mr. Collin, Ultimate GP Holdings, Ultimate GP II, GP IV, MCP IV Parallel and MCP IV, the "Reporting Persons")

GP IV is the general partner of MCP IV and MCP Parallel IV. Ultimate GP II is the general partner of GP IV. Ultimate GP Holdings is the sole member of Ultimate GP II. Ultimate GP Holdings is managed by its members, Mr. Collin and Mr. Hillenbrand.
Address of principal business office or, if none, residence: For each of the Reporting Persons: 1 Greenwich Office Park, Greenwich, Building 1S, 2nd Floor, Connecticut, 06831
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Monomoy Capital Partners IV, L.P.: /s/ Justin Hillenbrand, Justin Hillenbrand, Authorized Signatory (01/07/2025)
- Monomoy Capital Partners IV Parallel, L.P.: /s/ Justin Hillenbrand, Justin Hillenbrand, Authorized Signatory (01/07/2025)
- Monomoy General Partner IV, L.P.: /s/ Justin Hillenbrand, Justin Hillenbrand, Authorized Signatory (01/07/2025)
- Monomoy Ultimate GP II, LLC: /s/ Justin Hillenbrand, Justin Hillenbrand, Authorized Signatory (01/07/2025)
- Monomoy Ultimate GP Holdings, LLC: /s/ Daniel Collin, Daniel Collin, Member (01/07/2025)
- Monomoy Ultimate GP Holdings, LLC: /s/ Justin Hillenbrand, Justin Hillenbrand, Member (01/07/2025)
- Daniel Collin: /s/ Daniel Collin, Daniel Collin (01/07/2025)
- Justin Hillenbrand: /s/ Justin Hillenbrand, Justin Hillenbrand (01/07/2025)